Jason Kent

+1 858 550 6044

jkent@cooley.com

May 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Jeffrey Gabor

Laura Crotty

Re:	Genelux Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 24, 2021

CIK No. 0001231457

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 7, 2021 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 1 to Draft Registration Statement on Form S-1. Concurrently with the submission of this response letter, the Company is submitting an Amendment No. 2 to Draft Registration Statement on Form S-1 (the “DRS Amendment No. 2”) to the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosures related to the Company’s business and financials in the DRS Amendment No. 2.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2021

Ovarian Cancer Program, page 114

1.	Please disclose the material assumptions underlying the projections presented in this section.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on Page 119 of the DRS Amendment No. 2.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

May 20, 2022

Page Two

Please contact me at (858) 550-6044 or Amy Hallman Rice at (858) 550-6046 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

/s/ Jason Kent
Jason Kent
Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Amy Hallman Rice, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com